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                                   GMO TRUST
                                 40 ROWES WHARF
                                BOSTON, MA 02110



                                                                    May 18, 2005

BY EDGAR
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      GMO Trust (File Nos. 2-98772 and 811-4347)

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the "Securities Act"), the registrant, GMO Trust (the "Trust"), requests that Post-Effective Amendment No. 104 under the Securities Act and Post-Effective Amendment No. 130 under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Trust's Registration Statement on Form N-1A ("Amendment No. 104/130"), submitted via EDGAR to the Securities and Exchange Commission on March 14, 2005, be withdrawn. This Amendment No. 104/130 was filed for the purposes of adding GMO Global Equity Allocation Fund and GMO U.S. Equity Allocation Fund as two new series of the Trust. Amendment No. 104/130 was initially schedule to become effective on May 13, 2005. Post-Effective Amendment No. 108 under the Securities Act and Post-Effective Amendment No. 135 under the 1940 Act, to the Trust's Registration Statement on Form N-1A ("Amendment No. 108/135") was filed pursuant to Rule 485(b)(1)(iii) under the Securities Act solely to designate June 12, 2005 as the new effective date for Amendment No. 104/130.

No information in Amendment No. 104/130 was intended to amend or supersede any prior filing relating to any other series of the Trust, nor is this request to withdraw Amendment No. 104/130 intended to amend or supersede any filing relating to any other series of the Trust.

The Trust has not offered, and does not currently intend to offer in the near future, shares of the GMO Global Equity Allocation Fund and GMO U.S. Equity Allocation Fund (collectively, the "Shares"). If and when the Trust decides to offer the Shares, it will file another post-effective amendment to its registration statement.




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Should you have any questions regarding the application for withdrawal, please do not hesitate to call Milap Patel of Ropes & Gray LLP, counsel to the Fund, at
(617) 951-7812 or me at (617) 790-5044.

Sincerely,
/s/ David L. Bohan
David L. Bohan, Esq.
Vice President
GMO Trust


cc:   John M. Ganley, Esq. Securities and Exchange Commission
      Thomas R. Hiller, Esq., Ropes & Gray LLP
      Elizabeth J. Reza, Esq., Ropes & Gray LLP